SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

CHINA NEW MEDIA CORP.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

16949F106
(CUSIP Number)

Guojun Wang
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road, Zhongshan District, Dalian, P.R. China, 116001
86-0411-8272-8168
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

January 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 16949F106

1	NAMES OF REPORTING PERSONS Guojun Wang and Ming Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,607,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,607,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,607,600 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% 2
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 All of the shares reported on this Schedule 13D/A, 6,850,000 are held directly by Guojun Wang and 2,757,600 are held directly by Ming Ma.
2 Based on 27,550,001 outstanding shares of the common stock, par value $0.0001 per share, as of December 31, 2010.

Item 1.    Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”), of China New Media Corp. (the “Issuer”), a Delaware corporation.  The principal executive office of the Issuer is located at Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Item 2.     Identity and Background.

(a)   This statement is being filed by Mr. Guojun Wang (“Husband”) and Ms. Ming Ma (“Wife”) ( together, the "Reporting Person").

(b)   The Reporting Person's business address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

(c)   Husband is Chairman and Chief Executive Officer of the Issuer.  Wife is President and Director of the Issuer. Husband and Wife are both a shareholder of Dalian Vastitude Media Group Co., Ltd., a company organized in People’s Republic of China("V-Media”).

(d)   During the last five years, neither Husband nor Wife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither Husband or Wife have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)   The Husband and Wife are both citizens of the People's Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person entered into an Escrow Agreement dated December 8, 2009 (the “Escrow Agreement”) with certain investors of the Issuer pursuant to which, the Reporting Person agreed to deposit shares of the Issuer’s common stock owned by Reporting Person, to be held for the benefit of the investors. The Reporting Person agreed that if the Issuer does not attain a minimum audited net income threshold for the fiscal year ended December 31, 2010, the escrow agent may deliver his escrowed shares to the investors. However, if the audited net income threshold is met, the shares in escrow will be returned to the Reporting Person. The 540,000 shares were released to Husband  and 550,000 shares were released to Wife as the Issuer met the minimum after-tax net income threshold for the fiscal year ended December 31, 2010.

Item 4.     Purpose of Transaction.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)
The Reporting Person now beneficially owns 9,607,600 shares of Common Stock which represent 34.9% of the Common Stock of the Issuer. Husband owns 6,850,000 of these shares, which represents 24.9% of the Common Stock of the Issuer. Wife owns 2,757,600 of these shares, which represents 10.0% of the Common Stock of the Issuer.

(b)	As to the 9,607,600 shares, Reporting Person owns the following rights: Sole Voting Power: 0
Shared Voting Power: 9,607,600 Sole Dispositive Power: 0 Shared Dispositive Power: 9,607,600

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No	Description

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2011	By:	/s/ Guojun Wang
Name: Guojun Wang

Date: January 27, 2011	By:	/s/ Ming Ma
Name: Ming Ma